September 14, 2012

VIA EDGAR

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 3720
Washington, D.C.  20549

Re:          Radius Health, Inc., Preliminary Information Statement on Schedule 14C
Filed August 16, 2012, File No. 000-53173

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), in connection with the above referenced filing, any amendments thereto, and the September 10, 2012 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect thereto, I hereby acknowledge on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ B. Nicholas Harvey
B. Nicholas Harvey
Chief Financial Officer
Radius Health, Inc.

cc:      Peter N. Handrinos, Latham & Watkins LLP

Evan G. Smith, Latham & Watkins LLP